15046184

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2015
Washington DC

SEC FILE NUMBER
8-[redacted] 8-35120

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integrated Financial Planning Services

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Karlstrasse 20
(No. and Street)

69117 Heidelberg, Germany
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barry Swanson, 443-450-4543
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen J. Staresinic, CPA
(Name – *if individual, state last, first, middle name*)

Werastrasse 105, 70190 Stuttgart, Germany
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/18

[illegible]

OATH OR AFFIRMATION

I, Barry E. Swanson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrated Financial Planning Services, as of December 31, 20 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, IFPS

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

File No. 328 / 2015

I hereby certify that the above copy is a true copy of the original which has been produced to me.

Mr. Barry Ernest **S w a n so n** , born 23. Juni 1940, resident Karlstraße 20, 69117 Heidelberg, indentified by his american passport.

Heidelberg, 18 of February 2015

DR. MICHAEL KLEENSANG • NOTAR IN HEIDELBERG •

Steffen Seybold, Assessor
offically designated representative
of the notary Michael Kleensang

3:27 PM

Audited Balance Sheet

Accrual Basis

	Dec 31, 14
ASSETS	
Current Assets	
Checking/Savings	
100 · M & T Main Acct	43,990.81
101 · Commerzbank 9100	11,280.23
103 · M & T Bank - Savings	120,503.57
111 · M & T Special Acct	1,180.42
Total Checking/Savings	176,955.03
Accounts Receivable	
1200 · Accounts Receivable	978.91
Total Accounts Receivable	978.91
Other Current Assets	
104 · Acct Rec - Other	10,445.31
105 · Acct Rec - Owner Exp Reimb.	13,195.65
106 · Acct Rec - Reps Comms	113.22
110 · FINRA Cash Account	4,476.62
113 · Acct Rec MF Commissions	98,114.70
132 · Prepaid Renewal Fees	10,136.00
133 · Prepaid Insurance	966.70
134 · Prepaid Legal Fees	166.11
136 · Prepaid Computer Service	738.00
Total Other Current Assets	138,352.31
Total Current Assets	316,286.25
Fixed Assets	
140 · Furniture & Equipment	48,898.94
150 · A/D - Furn & Equip	-30,749.12
Total Fixed Assets	18,149.82
TOTAL ASSETS	334,436.07
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
205 · Accounts Payable	6,963.26
208 · Taxes Payable	1,604.29
210 · Comm. Payable	97,339.52
Total Other Current Liabilities	105,907.07
Total Current Liabilities	105,907.07
Total Liabilities	105,907.07
Equity	
300 · Owners Equity	56,789.02
3000 · Opening Bal Equity	261,546.74
Net Income	-89,806.76
Total Equity	228,529.00
TOTAL LIABILITIES & EQUITY	334,436.07

3:25 PM

Accrual Basis

Audited Profit & Loss

	Jan - Dec 14
Ordinary Income/Expense	
Income	
404 · Rev - Life Insurance	153,168.49
405 · Rev - MF Commissions	1,135,045.18
406 · Rev -Muncipal Funds - 529 Plans	19,810.32
407 · Rev - REIT	48,089.23
410 · Rev - FINRA Fees	
Annual Registration	1,575.00
Branch Registration Fee	3,125.00
Cont. Ed. Fee	1,320.00
Fingerprint Fee	313.00
Focus Fee	5,250.00
Foreign Exam Fee	120.00
Membership Rebate	1,502.15
Registration	430.00
Series 63 Exam	125.00
State Regis Fee	3,684.00
Termination Fee	360.00
Total 410 · Rev - FINRA Fees	17,804.15
411 · Revenue - Firm Element CE	2,025.00
413 · Rev - Comp. Review	900.00
414 · Advisor Mail Fees	4,572.00
415 · Rev - Bonding Fees	1,428.00
416 · Low Producer Fee	900.00
417 · Rev - Bus Card,Supp,Admin,etc	96.27
418 · Revenue - Client Consultations	100.00
420 · Rev - Investment Fair	3,251.50
425 · Rev - Compliance Meetings	1,500.00
430 · Rev - Group Health Plan	877.10
Total Income	1,389,567.24
Expense	
500 · Operations	45,000.00
501 · Admin Fees	
Client Consultations	100.00
Compliance	11,500.00
General	20,825.46
Supervisory Reviews	900.00
Total 501 · Admin Fees	33,325.46
502 · Accounting Fees	62,400.00
506 · Audit Expense	1,350.00
510 · Auto Expense	
Gas	1,117.50
Parking	402.91
Total 510 · Auto Expense	1,520.41
512 · Bank Service Charges	6,740.83
513 · Commissions - ANICO	2,840.25
514 · Commissions-Side Charges	667.11
515 · MF Commission Reps	935,426.84
516 · Supervisory Overrides	25,577.28
517 · Depreciation	6,492.70
519 · Labor - Financial Operations	
Gray, Kathy A	15,446.52
Total 519 · Labor - Financial Operations	15,446.52
520 · Labor - Heidelberg Office	
Huntington - Sell, Marcia	15,854.92
Lambing, Susan	19,288.83
Social Services - AOK	21,295.67
Taxes - Lohnsteuer	5,200.76
Total 520 · Labor - Heidelberg Office	61,640.18

	Jan - Dec 14
521 · Membership Dues	531.53
522 · Subscriptions	79.07
524 · Meals & Entertainment	17,214.45
527 · Business Promotion/Gifts	1,110.89
528 · Conference Fees	645.00
530 · Insurance Expense	
Auto	1,626.33
Business	283.62
Employee Liability	206.51
Medical-Dental	11,583.69
Total 530 · Insurance Expense	13,700.15
535 · Investment Fair	
Hotel	20,908.34
Meals & Entertainment	2,038.26
office exp	630.00
Prizes	3,634.43
Total 535 · Investment Fair	27,211.03
536 · Compliance Meetings	12.94
537 · Legal & Professional Fees	10,159.73
543 · Bonding Fee	2,608.20
544 · Regis Fees	999.00
545 · FINRA Expenses	
Annual Renewal	9,473.39
Compliance Assessment	40.00
Cont. Ed. Fee	1,300.00
Fingerprint Fee	327.00
Focus Fee Assessment	6,963.30
Foreign Exam Fee	105.00
Registration	400.00
Series 63 Exam	115.00
State Regis Fee	2,276.00
Termination Fee	240.00
Total 545 · FINRA Expenses	21,239.69
549 · Office Expenses	7,244.18
552 · Phone	
Cellular Service	671.81
Phone/Fax Calls	71.88
Telekom - HD Office	3,614.73
Verizon - MD Office	1,406.21
Total 552 · Phone	5,764.63
555 · Computer Expenses	1,278.74
556 · Network Subscriptions	15,420.77
557 · Publications	1,125.00
560 · Postage - American	843.59
561 · Postage - German	1,494.66
562 · Printing	
Business Card Printing	129.79
Total 562 · Printing	129.79
565 · Rent	
HD Office	20,364.82
HD Parking	1,721.95
HD Storage Facility	2,061.19
MD Office	3,600.00
MD Storage Facility	936.00
Total 565 · Rent	28,683.96
567 · Repairs	
Office	870.92
Total 567 · Repairs	870.92
571 · Training Expense	2,144.95

	Jan - Dec 14
575 · Travel	
Air Fare	19,287.61
Car Rental	
Gasoline	22.36
Car Rental - Other	45.74
Total Car Rental	68.10
Hotel	8,130.51
Meals & Entertainment	1,238.93
Other	644.62
Taxis	867.85
Train Tickets	2,119.26
575 · Travel - Other	433.31
Total 575 · Travel	32,790.19
576 · Utilities	8,222.41
600 · Exp - Integrated Benefits	4,824.08
Total Expense	1,404,776.93
Net Ordinary Income	-15,209.69
Other Income/Expense	
Other Income	
450 · Interest Income	140.07
455 · Interest Income / Reps	79.58
485 · Gain/Loss on Exchange Rate	-1,601.13
Total Other Income	-1,381.48
Other Expense	
580 · Taxes	
Einkommensteuer	46,057.15
Gewerbesteuer	22,310.01
Road Tax	426.03
US Income Tax	479.00
Total 580 · Taxes	69,272.19
585 · Contributions	3,943.40
999 · Wash Account for Special Acct	0.00
Total Other Expense	73,215.59
Net Other Income	-74,597.07
Net Income	-89,806.76

Integrated Financial Planning Services
Notes to Financial Statements
January 1, 2014 to December 31, 2014

1. The financial statements are prepared on the accrual basis. All amounts are in US Dollars.

2. RECEIVABLES – MUTUAL FUNDS COMMISSIONS DUE represent an accrual based on actual commissions earned but not received until the first half of the following month along with an estimate of quarterly 12b1 commissions based on the previous quarter. This accrual is reversed the following month when the actual commissions received are recorded.

3. RECEIVABLES FROM NON CUSTOMERS represent a segregated cash account for the exclusive benefit of customers, short-term receivables (advances) due from registered representatives, and a claim made to the auto insurance company for an accident involving a company asset.

4. OTHER ASSETS represents cash on account with FINRA for exams/registrations of representatives and prepaid expenses such as FINRA Annual Renewal, insurance, legal, and computer services.

5. PROPERTY, FURNITURE AND EQUIPMENT represent purchase prices of computers, cars and office equipment, net of accumulated depreciation. Depreciation is calculated on a straight-line basis using lives of four to seven years.

6. ACCOUNTS PAYABLES represents balances owed on company credit cards for transactions occurring between last statement ending date and year end.

7. SALES REVENUE represents percentages of total investments sales paid of due to the business from investments companies for sales representatives and owner.

8. OTHER EMPLOYEE COMPENSATION AND BENEFITS represent contract labor expense for administrative assistance and commission expense, which consists of approximately 75% of sales revenue attributable to sales by representatives and paid or due to representatives (see Note 2).

9. OTHER EXPENSE represents costs associated with operating the business that are not included in other line items.

10. MISC INCOME - No miscellaneous income received in 2014.

11. CONTINGENT LIABILITY – we believe that there are no circumstances as of the reporting date that would require the recording of a contingent liability. We are not involved in any litigation as of the reporting date.

Integrated Financial Planning Services
Audited Statement of Changes in Ownership Equity
December 31, 2014

Equity, Opening Balance, Janaury 1, 2014	$	261,546.74
Owner's Equity, January 1, 2014		56,789.02
Ownership Equity, January 1, 2014	$	318,335.76
Net Income (Loss), Year-to-Date		(89,806.76)
Additions (Deductions) and Adjustments, Year-to-Date		-
Ownership Equity, December 31, 2014	$	228,529.00

Integrated Financial Planning Services
Audited Statement of Cash Flows
December 31, 2014

Net Income		$	(89,806.76)
Adjustments:			
Depreciation Expense	6,492.70		
(Increase)Decrease in A/R	16,318.89		
Increase(Decrease) in A/P	8,185.65		
(Increase)Decrease in Prepaid Exp.	554.10		
			31,551.34
Net Cash provided by operating activities			(58,255.42)
Purchase of Equipment	(1,710.39)		
Disposal of Equipment	-		
Recooped Depreciation	-		
Capital Withdrawals & Adjustments	-		
			(1,710.39)
Net Increase(Decrease) to cash		$	(59,965.81)
CASH BEGINNING BALANCE, 1-Jan-14			236,920.84
CASH ENDING BALANCE, 31-Dec-14			176,955.03
Net change to cash		$	(59,965.81)
	Difference:		-

Independent Auditor's Report

To the President
Integrated Financial Planning Services

I have audited the accompanying balance sheet of Integrated Financial Planning Services as of December 31, 2014 and the related statements of income, changes in ownership equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on theses financial statements based on my audit.

I conducted this audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used as well as evaluating the overall financial statement presentation. I believe that this audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrated Financial Planning Services as of December 31, 2014, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Audited Net Capital Requirements as of December 31, 2014 is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephen J. Staresinic
Certified Public Accountant
February 09, 2015

Independent Auditor's Report on Internal Accounting Control

Integrated Financial Planning Services
Karlstrasse 20
69117 Heidelberg
Germany

I have audited the accompanying financial statements of Integrated Financial Planning Services (IFPS) as of December 31, 2014, and the related statements of income, changes in ownership equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and have issued my report thereon. I conducted my audit in accordance with accounting standards generally accepted in the United States of America.

In planning and performing my audit, I considered IFPS's internal control over financial reporting in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control over financial reporting. My consideration of the internal control over financial reporting would not necessariy disclose all matters in the internal control over financial reporting that might be significant deficiencies. Under standards issued by the American Institute of Certified Public Accountants, significant deficiencies are deficiencies in internal control, of a combination of defiencies, that adversely affect IFPS's ability to initiate, authorize, record, process or report financial data reliably and in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the financial statements being audited that is more than inconsequential will not be prevented or detected. Material weaknesses are significant deficiencies, or a combination of significant deficiencies, that result in a more than remote likelihood that material misstatements in relation to the financial statements being audited will not be prevented or detected. I noted no matters involving the internal control over financial reporting and its operation that I considered to be material weaknesses.

As part of obtaining reasonable assurance about whether IFPS's financial statements are free of material misstatement, I performed tests of its compliance with certain provisions of laws, regulations, contracts and agreements, noncompliance with which could have a direct and material effect on the determination of financial statement amounts. However, providing an opinion on compliance with those provisions was not an objective of our audit, and accordingly, I do not express such an opinion.

This report is inteded solely for the information and use of the management of IFPS and the U.S. Security and Exchange Commission and is not intended to be and should not be used by anyone other than these specific parties.

Stephen J. Staresinic
Certified Public Accountant
February 09, 2015

Integrated Financial Planning Sevices
Audited Net Capital Computation

Total ownership equity (o/e)	$ 228,529.00	Total Equity from Balance Sheet
Total o/e qualified for net capital	$ 228,529.00	
Total cap & allowable subloans	$ 228,529.00	

Total Assets from Balance Sheet		$ 334,436.07
Allowable Assets:		
Cash - M & T Main Op Acct	#5696	43,990.81
Cash - M & T Savings	#6221	120,503.57
Cash - Commerzbank	#9100	11,280.23
Cash - Commerzbank	#8600	-
A/R Commissions < 30 days old		98,114.70
Less Allowable Assets		$ 273,889.31
Non Allowable Assets		$ 60,546.76

Deductions &/or charges Total non-allowable assets	$ 60,546.76
Net capital before haircuts	$ 167,982.24
Haircuts on securities: Trading and investment sec: Other securities	$ -
Adjusted Net Capital	$ 167,982.24
Minimum Net Capital Requirement:	$ 25,000.00
Excess Net Capital	$ 142,982.24
Net Capital less greater of:	$ 112,982.24

10% AI	$ 10,590.71
120% Min Net Cap	$ 30,000.00

Aggrevated Indebtedness:	$ 105,907.07	Total Liabilities from Balance Sheet
AI to Net Capital Ratio:	63%	

Integrated Financial Planning Services
Net Capital Computation

Total ownership equity (o/e)	$ 225,270.14	Total Equity from Balance Sheet
Total o/e qualified for net capital	$ 225,270.14	
Total cap & allowable subloans	$ 225,270.14	

Total Assets from Balance Sheet		$ 334,436.07
Allowable Assets:		
Cash - M & T Main Op Acct	#5696	43,990.81
Cash - M & T Savings	#6221	120,503.57
Cash - Commerzbank	#9100	11,280.23
Cash - Commerzbank	#8600	-
A/R Commisssions < 30 days old		98,114.70
Less Allowable Assets		$ 273,889.31
Non Allowable Assets		$ 60,546.76

Deductions &/or charges Total non-allowable assets	$ 60,546.76
Net capital before haircuts	$ 164,723.38
Haircuts on securities: Trading and Investment sec: Other securities	$ -
Adjusted Net Capital	$ 164,723.38
Minimum Net Capital Requirement	$ 25,000.00
Excess Net Capital	$ 139,723.38
Net Capital less greater of:	$ 109,723.38

10% AI	$ 10,916.59
120% Min Net Cap	$ 30,000.00

Aggrevated Indebtedness:	$ 109,165.93	Total Liabilities from Balance Sheet
AI to Net Capital Ratio:	66%	

Integrated Financial Planning Services
Audited Net Capital Requirements Reconciliation
December 31, 2014

	4th QTR FOCUS Filed: 01/23/15	AUDIT Completed: 02/09/15	Diff		MEMO	4th QTR FOCUS To be ammended:
Total ownership equity (o/e)	$ 225,270	$ 228,529	$ 3,259			$ 228,529
Total o/e qualified for net capital	$ 225,270	$ 228,529	$ 3,259			$ 228,529
Total cap & allowable subloans	$ 225,270	$ 228,529	$ 3,259	$ 3,259	change in Net Income Adj.Entry EOY1 Commission Expense Accrual	$ 228,529
Deductions &/or charges						
Total non-allowable assets	$ 60,547	$ 60,547	$ -			$ 60,547
Net capital before haircuts	$ 164,723	$ 167,982	$ 3,259	$ 3,259		$ 167,982
Haircuts on securities:						
Trading and investment sec:						
Other securities	$ -	$ -	$ -			
Adjusted Net Capital	$ 164,723	$ 167,982	$ (3,259)			$ 167,982
Minimum Net Capital Requirement:	$ 25,000	$ 25,000				$ 25,000
Excess Net Capital	$ 139,723	$ 142,982				$ 142,982
Net Capital less greater of: 10% of Line 29 or 120% of Line 21	$ 109,723	$ 112,982				$ 137,982
	$ 30,000	$ 30,000				
Aggrevated Indebtedness:	$ 109,166	$ 105,907	$ (3,259)	$ (3,259)	change in A/P Adj.Entry EOY1	$ 105,907
AI to Net Capital Ratio:	66.27%	63.05%				

Integrated Financial Planning Services
Audited Net Capital Requirements
December 31, 2014

Integrated Financial Planning Services is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, Integrated Financial Planning Services had net capital of $167,981which was $142,981 in excess of its required net capital of $25,000, and the Aggregated Indebtedness to Net Capital Ratio was 0.63 to 1.

This calculation of the Audited Net Capital Requirements includes an adjustment recorded during the audit of the Financial Statements from December 31, 2014. An amended Part IIA Quarterly 17a-(5) Focus Report and Supplemental Statement of Income for the period ending December 31, 2014 will be filed.

Stephen J. Staresinic
Certified Public Accountant
February 09, 2015

SIPC Supplemental Report pursuant to SEC Rule 17a-5(e)(4)

Integrated Financial Planning Services
Karlstrasse 20
69117 Heidelberg
Germany

I have examined the SIPC general assessment of Integrated Financial Planning Services (IFPS) for the year ended December 31, 2014 and its reconciliation with financial statements of IFPS as of December 31, 2014.

IFPS has an Overpayment Carry Forward of $ 157 as of December 31, 2014. The Form SIPC-7T was filed on February 6, 2015.

I have compared the assessment payment recorded and its respective cash disbursement and have verified the accuracy the Annual General Assessment Reconciliation (Form SIPC-7) as well as comparing the Form SIPC-7 with the working papers supporting its data and with the working papers supporting the recorded income and other accounts of IFPS for the year ended December 31, 2014.

IFPS has not applied for an exclusion from membership in the SIPC.

In my opinion, the assessment was determined fairly in accordance with applicable instructions and forms and was duly paid.

This report is inteded solely for the information and use of the management of IFPS and the Financial Industry Regulatory Authority and is not intended to be and should not be used by anyone other than these specific parties.

Stephen J. Staresinic
Certified Public Accountant
February 09, 2015

Independent Auditor's Report on the SIPC Annual Assessment Required by the SEC Rule 17a-5

Integrated Financial Planning Services
Karlstrasse 20
69117 Heidelberg
Germany

In accordance with rule 17a-5(e)(4) of the Security and Exchange Commission, I have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Integrated Financial Planning Services (IFPS) for the year ended December 31, 2014. My procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and my report is not to be used for any other purposes. The procedures I performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;
2. Compared amounts reported on the audited Form X-17-A-5 for the period January 1, 2014 to December 31, 2014, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, I do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to my attention that caused me to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of IFPS taken as a whole.

Stephen J. Staresinic
Certified Public Accountant
Stuttgart, Germany
February 09, 2015

Stephen J. Staresinic
Certified Public Accountant
Werastrasse 105
70190 Stuttgart, Germany
Tel: +49(172)6611890

<u>Independent Auditor's Statement on Material Inadequacies</u>

Integrated Financial Planning Services
Karlstrasse 20
69117 Heidelberg
Germany

I have audited the accompanying financial statements of Integrated Financial Planning Services (IFPS) as of December 31, 2014, and the related statements of income, changes in ownership equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and have issued my report thereon dated February 09, 2015. I conducted my audit in accordance with accounting standards generally accepted in the United States of America.

In planning and performing my audit, I considered IFPS's internal control over financial reporting in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control over financial reporting. My consideration of the internal control over financial reporting would not necessarily disclose all matters in the internal control over financial reporting that might be significant deficiencies. Under standards issued by the American Institute of Certified Public Accountants, significant deficiencies are deficiencies in internal control, of a combination of defiencies, that adversely affect IFPS's ability to initiate, authorize, record, process or report financial data reliably and in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the financial statements being audited that is more than inconsequential will not be prevented or detected. Material weaknesses are significant deficiencies, or a combination of significant deficiencies, that result in a more than remote likelihood that material misstatements in relation to the financial statements being audited will not be prevented or detected.

I found and noted no matters involving the internal control over financial reporting and its operation that I considered to be material inadequacies.

Stephen J. Staresinic
Certified Public Accountant
February 09, 2015

INTEGRATED FINANCIAL PLANNING SERVICES

Broker/Dealer
Member NASD/SiPC

Main Office
Karlstraße 20
69117 Heidelberg,
Germany

Tel: +49-6221-23597
Fax: +49-6221-167376
Barry.Swanson@ifpsonline.com
ifpsde@ifpsonline.com

February 09, 2015

To Mr. Stephen J. Staresinic:
We are providing this letter in connection with your audit of the consolidated statement of financial condition and the related consolidated statements of income, changes in stockholders' equity and cash flows of Integrated Financial Planning Services as of December 31, 2014 and balance sheet for the year then ended, for the purpose of expressing an opinion as to whether the consolidated financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Integrated Financial Planning Services in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the consolidated financial statement of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles.
Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.
We confirm, to the best of our knowledge and belief, [as of February 09, 2015,] the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America.
2. We have made available to you all financial records and related data.
3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.
4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.
5. We believe that the effects of the uncorrected financial statement misstatements summarized in the accompanying schedule are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.
6. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.
7. We have no knowledge of any fraud or suspected fraud affecting the entity involving—

a. Management,
b. Employees who have significant roles in internal control, or
c. Others where the fraud could have a material effect on the financial statements.

8. We have no knowledge of any allegations of fraud or suspected fraud affecting the entity received in communications from employees, former employees, analysts, regulators, short sellers, or others.

9. The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

10. The following have been properly recorded or disclosed in the financial statements:

a. Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.

b. Guarantees, whether written or oral, under which the company is contingently liable.

c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with the AICPA's Statement of Position (SOP) 94-6, Disclosure of Certain Significant Risks and Uncertainties. [Significant estimates are estimates at the balance sheet date that could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which events could occur that would significantly disrupt normal finances within the next year.]

11. There are no—

a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Financial Accounting Standards Board (FASB) Statement No. 5, Accounting for Contingencies. fn 3

c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB Statement No. 5.

12. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

13. The company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

14. Customers' debit balances, brokers' debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

15. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

d. No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements or puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.

e. Established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.

f. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

16. Notes to the financial statements discloses all of the facts (meaning, significant conditions and events and management plans) of which we are aware that are relevant to the Company's ability to continue as a going concern.

17. There are no material weaknesses or inadequacies at December 31, 2014, or during the period January 1, 2015, to February 09, 2015, in internal control and control activities for safeguarding securities, and the practices and procedures followed in—

a. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

b. Making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by rule 17a-13.

c. Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

d. Obtaining and maintaining physical possession or control of all fully paid and excess-margin securities of customers as required by rule 15c3-3.

e. Making periodic computations of the minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act.

f. Making daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations.

18. Net capital computations, prepared by the Company during the period from January 1, 2014 through December 31, 2014, indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period. Reserve calculations under rule 15c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

19. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation.

To the best of our knowledge and belief, no events have occurred subsequent to the balance-sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Barry E. Swanson, President

Kathy P. Cuomo, Financial Operations Principal